Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Pacific Drilling S.A.
Société anonyme
Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg
R.C.S. Luxembourg B 159.658
24 November 2014
Notice is hereby given to the shareholders that an
EXTRAORDINARY GENERAL MEETING
of the shareholders of Pacific Drilling S.A., (the “Company”) will be held at the Company’s registered office in Luxembourg on Monday, 24 November 2014 at 10:00 a.m. Central European Time with the following agenda:
AGENDA

1.
Consideration and approval of a share repurchase program (the Share Repurchase Program) to be implemented (i) by using the available free reserves of the Company from its share premium account, (ii) in compliance with and for all purposes allowed by applicable laws, regulations including and/or market practices whether in Luxembourg - and in all cases in accordance with the objectives, conditions and restrictions provided by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the Companies Law), the terms of a Rule 10b5-1 Plan approved by the board of directors of the Company and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from November 24, 2014 until May 20, 2016 to acquire on the open market or otherwise by all means on one or several occasions, up to 8,000,000 shares of the Company’s issued and outstanding shares common stock (the Repurchase Shares) having USD 0.01 par value per share in such quantities and at such times and prices in the Board’s discretion, provided that (a) the total purchase price paid for the Repurchase Shares does not exceed at any time the total amount of the Company’s available free reserves (réserves disponibles) in the Company’s share premium account, (b) the acquisition price per Repurchase Share shall not exceed the higher of the price of the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved and (c) the total number of the Repurchase Shares so acquired, does not exceed at any time the 3.5 % of the subscribed capital of the Company, (together with the additional provisions thereof, the Share Repurchase Program Terms and Conditions);

2.
Authorization and empowerment of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company be, and each of them hereby is, in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board of Directors when relevant, to take or cause to be taken any and all actions which they or he may deem necessary, appropriate, convenient or desirable in theirs or his sole opinion to implement the resolutions to be adopted on the basis of the present agenda accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it or he deems necessary or expedient in its or his absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg and Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its or his sole opinion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program; and

3.	Miscellaneous.

Luxembourg, 12 November 2014

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director, Chief Executive Officer

Notes:

1.
The Board has fixed the close of business on November 13, 2014, as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2.	At the extraordinary general meeting, the proposed resolution shall be adopted by a simple majority vote and each share is entitled to one vote.

3.
No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than 3 business days before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.
A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Dronning Eufemias Gate 30, 0191 Oslo, Norway or alternatively sent by facsimile (+47) 24 05 02 56 or e-mail vote@dnb.no within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our extraordinary general meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and how to vote online.
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PACIFIC DRILLING S.A.

COMPANY PROPOSALS
PROPOSAL 1 -APPROVAL OF SHARE REPURCHASE PROGRAM
The Board has considered for approval a share repurchase program (the Share Repurchase Program) to be implemented (i) by using the available free reserves of the Company from its share premium account, (ii) in compliance with and for all purposes allowed by applicable laws, regulations including and/or market practices whether in Luxembourg - and in all cases in accordance with the objectives, conditions and restrictions provided by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the Companies Law), the terms of a Rule 10b5-1 Plan approved by the board of directors of the Company and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from November 24, 2014 until May 20, 2016 to acquire on the open market or otherwise by all means on one or several occasions, up to 8,000,000 shares of the Company’s issued and outstanding shares common stock (the Repurchase Shares) having USD 0.01 par value per share in such quantities and at such times and prices in the Board’s discretion, provided that (a) the total purchase price paid for the Repurchase Shares does not exceed at any time the total amount of the Company’s available free reserves (réserves disponibles) in the Company’s share premium account, (b) the acquisition price per Repurchase Share shall not exceed the higher of the price of the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved and (c) the total number of the Repurchase Shares so acquired, does not exceed at any time 3.5% of the subscribed capital of the Company, (together with the additional provisions thereof, the Share Repurchase Program Terms and Conditions);

The Board recommends that the shareholders approve the Share Repurchase Program.

PROPOSAL 2 -AUTHORIZATION TO TAKE ACTION
The Board recommends that the shareholders approve the authorization and empowerment of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company be, and each of them hereby is, in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board of Directors when relevant, to take or cause to be taken any and all actions which they or he may deem necessary, appropriate, convenient or desirable in theirs or his sole opinion to implement the resolutions to be adopted on the basis of the present agenda accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it or he deems necessary or expedient in its or his absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg and Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its or his sole opinion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program.
The Board recommends that the shareholders approve the authorization of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company to, in the name of and on behalf of the Company, to take such action as may be required or useful to implement the Share Repurchase Program.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the extraordinary general meeting other than that stated in this notice of extraordinary general meeting.

PROXY FORM
PACIFIC DRILLING S.A. (the “Company”)
Proxy Solicited for Extraordinary General Meeting 24 November 2014
The undersigned hereby authorize(s) DNB Bank ASA to constitute and appoint any director, Chief Financial Officer or Secretary of the Company, any employee of Centralis (Luxembourg) or any lawyer of Wildgen, Partners in Law, with offices in Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held at 8-10 Avenue de la Gare, L-1610 Luxembourg at 10:00 a.m. (local time) or any adjournment thereof, for the purposes set forth below and in the notice of extraordinary general meeting issued by the Corporation on or around 14 November 2014.
☒ Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.
Approval of the Share Repurchase Program to be implemented (i) by using the available free reserves of the Company from its share premium account, (ii) in compliance with and for all purposes allowed by applicable laws, regulations including and/or market practices whether in Luxembourg - and in all cases in accordance with the objectives, conditions and restrictions provided by the Companies Law, the terms of a Rule 10b5-1 Plan approved by the Board and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from November 24, 2014 until May 20, 2016 to acquire on the open market or otherwise by all means on one or several occasions, the Repurchase Shares in accordance with the Share Repurchase Program Terms and Conditions.

2.
Authorization and empowerment of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company be, and each of them hereby is, in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board of Directors when relevant, to take or cause to be taken any and all actions which they or he may deem necessary, appropriate, convenient or desirable in theirs or his sole opinion to implement the resolutions to be adopted on the basis of the present agenda accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it or he deems necessary or expedient in its or his absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg and Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its or his sole opinion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program.

Signature(s)	Date:

Note:	Please sign exactly as name appears above, joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters: